[Simpson Thacher & Bartlett LLP Letterhead]

August 1, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Craig Slivka

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eaton Corporation Ltd.
Registration Statement on Form S-4
Filed June 22, 2012
File No. 333-182303

Dear Mr. Slivka:

On behalf of Eaton Corporation Ltd. (the “Company” or “New Eaton”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 19, 2012 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-4 filed by the Company on June 22, 2012 (the “Registration Statement”), including the Joint Proxy Statement/Prospectus. We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and general updates. In connection with this letter and the filing of Amendment No. 1, we are sending to the Staff, by overnight courier, five courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement as filed on June 22, 2012, and five clean courtesy copies of Amendment No. 1. In this letter we refer to Eaton Corporation as “Eaton” and to Cooper Industries plc as “Cooper.”

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by Eaton and Cooper.

Securities and Exchange Commission

Attention: Craig Slivka

This submission is accompanied by requests for confidential treatment for the supplemental materials submitted by Eaton, Cooper and Goldman Sachs & Co. (“Goldman Sachs”) in connection with this letter. Each of Eaton, Cooper and Goldman Sachs is requesting confidential treatment for the supplemental materials provided by it, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

General

1.	Please supplementally provide us with copies of all materials prepared by Citigroup, Morgan Stanley, and Goldman Sachs, and shared with the Eaton board and the Cooper board and their representatives, including copies of all board books and all transcripts and summaries, that were material to the boards’ decisions to approve the merger agreement.

As requested, Simpson Thacher & Bartlett LLP, as counsel to Eaton, is submitting supplementally to the Staff under separate cover a copy of the written materials presented by Citigroup Global Markets Inc. (“Citi”) and Morgan Stanley & Co. LLC (“Morgan Stanley”) to the Eaton board of directors on May 20, 2012 and the appendices prepared by Citi and Morgan Stanley supporting such written materials.

In addition, Cleary Gottlieb Steen & Hamilton LLP, as counsel to Goldman Sachs, the financial advisor to the Cooper board of directors, is submitting supplementally to the Staff under separate cover copies of the written materials presented by Goldman Sachs to the Cooper board on March 16, 2012, April 19, 2012, May 18, 2012 and May 20, 2012.

Each of these submissions has been made together with a request that the submitted materials be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.	We note that you have not yet filed the legal opinion. Please be advised that we will review your legal opinion before the registration statement is declared effective, and we may have additional comments.

The Company advises the Staff that the form of legal opinion is filed as Exhibit 5 to Amendment No. 1.

3.	Please tell us supplementally whether any shareholders entered into lock-up agreements and delivered written consents approving the business combination

Securities and Exchange Commission

Attention: Craig Slivka

transaction. We note that none of your officers or directors entered into any agreements requiring that they vote in favor of the transaction.

The Company supplementally advises the Staff that no lock-up agreements were entered into with shareholders of Eaton or Cooper in connection with the business combination transaction and no written consents approving the business combination transaction were delivered by any shareholders of Eaton or Cooper. The Company supplementally confirms that none of Eaton’s or Cooper’s officers or directors entered into any lock-up or similar agreements requiring that such officers and directors vote in favor of the transaction.

Proxy Statement/Prospectus Cover Page

4.	The letters to the Eaton and Cooper shareholders serve as the cover page for the prospectus and should comply with the requirements, to the extent applicable, of Item 501 of Regulation S-K. See Item 1 of Form S-4. Please limit each letter to a single page as required by paragraph (b) of Item 501 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the letters to Eaton shareholders and to Cooper shareholders.

5.	Please disclose the total number of New Eaton shares that will be issued in connection with the transaction. See Item 501(b)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure in the letter to Eaton shareholders.

6.	Because the letters to shareholders also serve as soliciting material, strive for a balanced presentation. Where you include the boards’ recommendations here and elsewhere, disclose with equal prominence that board members will directly benefit from the transaction.

In response to the Staff’s comment, the Company has revised the letters to Eaton shareholders and to Cooper shareholders and elsewhere in the Joint Proxy Statement/Prospectus where the boards’ recommendations are included.

7.	Please include the information required by Item 2 of Form S-4 on the inside front cover page of the prospectus for both Eaton and Cooper.

In response to the Staff’s comment, the Company has revised its disclosure on the inside front cover page of the prospectus for both Eaton and Cooper.

8.	In the letter to Eaton shareholders, please disclose that the Irish High Court will also have to approve the scheme of arrangement.

In response to the Staff’s comment, the Company has revised the letter to Eaton shareholders.

Securities and Exchange Commission

Attention: Craig Slivka

9.	In the letter to Cooper shareholders, please revise your disclosure to state whether the receipt of the scheme consideration in exchange for the Cooper shares will be a taxable transaction to Cooper shareholders. Your disclosure currently references Eaton shareholders.

In response to the Staff’s comment, the Company has revised the letter to Cooper shareholders.

10.	Please revise the letter to Cooper shareholders to concisely describe what shareholders will be voting on at the court-ordered special meeting and at the extraordinary general meeting. The current disclosure in the fifth paragraph does not make this clear.

In response to the Staff’s comment, the Company has revised the letter to Cooper shareholders.

Eaton Corporation: Notice of Special Meeting of Shareholders

11.	We note that the first matter to be acted upon by the shareholders is to adopt the transaction agreement. Given that as a result of the transaction, the corporate governance of the New Eaton, as an Irish public limited company, will be significantly different from the corporate governance of the Eaton Corporation, an Ohio Corporation, please tell us how you are complying with the Exchange Act Rule 14a-4(a)(3) by providing us with your analysis as to why the approval of certain affected provisions of the Eaton Corporation governance documents should not be “unbundled” and presented as separate matters upon which the shareholders may vote. For guidance, please refer to the Division of Corporation Finance September 2004 Fifth Supplement to the Manual of Publicly Available Telephone Interpretations.

The Company has considered Rule 14a-4(a)(3) and the September 2004 Fifth Supplement to the Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretation”) and believes that unbundling of certain affected provisions of the Eaton governance documents is not warranted under the circumstances of the transaction, because all of the changes either (i) are not the type of governance changes that the Staff identifies in the Telephone Interpretation as generally being required to be set out as separate proposals or otherwise material and/or (ii) as further discussed below, are required by Irish law or required to preserve the existing rights of shareholders and powers of the board.

In response to the Staff’s comment, to the extent there were any material differences between the Eaton articles of incorporation and regulations and the proposed form of articles of association for New Eaton included with the Registration Statement filed on June 22, 2012 that were not necessary to account for differences between Irish and Ohio law, we have revised the proposed form of

Securities and Exchange Commission

Attention: Craig Slivka

articles of association of New Eaton to replicate the relevant provisions of the current Eaton organizational documents as set forth in Annex D to Amendment No. 1. In addition, where the substance of certain provisions was largely the same but the language was different, we have conformed the language to the extent permitted by Irish law to Eaton’s existing articles of incorporation and regulations. For example, see the provisions relating to the preferred shares of New Eaton in Article 5 of the New Eaton articles on pages 15 to 21 of Annex D to Amendment No. 1.

The remaining material differences between the governing documents of Eaton and those of New Eaton are required by Irish law (i.e., certain provisions of the Eaton organizational documents were not replicated in the New Eaton articles of association because Irish law would not permit such replication, and certain provisions were included in the New Eaton articles of association although they were not included in the Eaton organizational documents because Irish law requires such provisions to be included in the articles of association of an Irish public limited company) or are necessary in order to preserve the current rights of shareholders and powers of the board of directors of New Eaton following the transaction.

Changes Required by Irish Law

For example, on page 151 of the Registration Statement we disclose that New Eaton will have €40,000 in authorized share capital (which the Registration Statement refers to as the Euro Deferred Shares), which is not provided for in the Eaton organizational documents. The Euro Deferred Shares provision is necessary due to Irish statutory requirements that New Eaton must have a minimum euro denominated share capital in order to re-register as an Irish public limited company.

Similarly, on page 176 of the Registration Statement we discuss differences between the indemnification of directors and officers provided under the current bylaws of Eaton and the indemnification that will be provided under the articles of association of New Eaton. As indicated in the Registration Statement, these differences exist on account of certain prohibitions under Irish law on indemnities that may be given by an Irish company to its directors and secretary in the articles of association of an Irish public limited company.

Changes Made to Preserve the Rights of Eaton Shareholders and Powers of the Board of Directors

In the other instances of material differences between the governing documents of Eaton and New Eaton, the deviation is necessary to account for the differences in Irish and Ohio law in order to preserve the current rights of shareholders and powers of the board of directors of Eaton following the transaction.

For instance, on page 168 of the Registration Statement we disclose that Eaton’s organizational documents are silent as to shareholder preemption rights (which means that Eaton shareholders do not have preemption rights as a matter of Ohio law), whereas New Eaton has expressly opted out of shareholder preemption

Securities and Exchange Commission

Attention: Craig Slivka

rights in its articles of association, as permitted under Irish law. As indicated in the Registration Statement, these differences are the result of certain statutory preemption rights in Ireland that apply automatically in favor of shareholders except as otherwise set forth in a company’s articles of association. Therefore, this change to the New Eaton organizational documents preserves the current rights of Eaton shareholders and powers of the Eaton board of directors following the closing of the transaction.

Similarly, pursuant to New Eaton’s articles of association, the board is expressly permitted to exercise the powers of the Company to borrow or raise money or charge all of any part of the undertaking, property and assets and uncalled capital of the Company to issue debentures and other securities either outright or as collateral security for any debt, liability or obligation of the Company or any other person. There is no similar provision in Eaton’s organizational documents. However, pursuant to Ohio law, other than as provided by law or expressly required to be authorized by the shareholders of a company pursuant to its organizational documents, all the authority of a company may be exercised by a company’s board of directors, which would include the ability to cause the company to incur debt, without seeking shareholder approval. This change to the New Eaton organizational documents therefore also preserves the current rights of Eaton shareholders and powers of the Eaton board of directors following the completion of the transaction.

Immaterial changes

Finally, there are certain examples of changes in governing documents that remain, but that are largely procedural in nature and are not material.

For example, pursuant to New Eaton’s articles of association, if New Eaton’s board of directors considers it necessary or appropriate, New Eaton will be able to establish and maintain a duplicate register of shareholders either inside or outside of Ireland. There is no analogous provision in the organizational documents of Eaton. Because this difference in the governing documents of Eaton and New Eaton does not affect the rights of shareholders, we believe that it is immaterial.

In addition, the New Eaton articles provide that an authorized person, meaning a director, secretary or assistant secretary of the Company, may affix the seal of the Company over his or her signature to any document of the Company required to be executed under seal. Although there is no similar procedural provision in the organizational documents of Eaton, because this difference does not affect the rights of shareholders, we believe it is immaterial.

Cooper Industries: Notice of Extraordinary General Meeting of Shareholders

12.

Please revise the proxy card to concisely present each of the resolutions that the Cooper shareholders are voting on. As currently drafted, the matter that is being voted on and ultimate effect of each resolution is not clear. For example, it appears that in the fourth matter that is being considered, you have included the

Securities and Exchange Commission

Attention: Craig Slivka

entire text of the new Article 108 that will be added to the Articles of Association. Please comprehensively revise the notice.

The Company respectfully advises the Staff that, as a matter of Irish company law, a notice convening an extraordinary general meeting of a company will be invalid if it fails to specify the entire text or the entire substance of any proposed “special resolutions” (including, in the case of a special resolution amending an Irish company’s articles of association, the text of the amendment) to be passed at the meeting. This requirement is set forth in Section 141(1) of the Irish Companies Acts 1963 and has been confirmed by subsequent relevant case law. Cooper has therefore retained in the notice for the EGM the entire substance of EGM resolution #2 and the entire text of the proposed new Article 108 of the Articles of Association of Cooper in EGM resolution #4, both of which are special resolutions.

Additionally, it is usual for Irish companies to include the specific wording of any proposed ordinary resolutions in the notice of an extraordinary general meeting relating to a scheme of arrangement. Other Irish companies, such as Iona Technologies plc, whose definitive proxy statement was filed with the SEC on July 25, 2008, and Skillsoft plc, whose revised definitive proxy statement was filed with the SEC on April 9, 2010, followed this practice in the notices of their extraordinary general meetings included in proxy statements filed with the SEC relating to their respective schemes of arrangement. Cooper hesitates to divert from the usual and accepted practice in this regard as this may give rise to difficulties with the Irish court process.

In response to the Staff’s comment, the Company has added a cross reference to the EGM notice in order to direct shareholders to the section of the joint proxy statement/prospectus that describes the matters being voted on and the ultimate effect of each resolution. This revision appears in note 11 of the EGM notice.

13.	Please clearly specify which resolutions are contingent on one another. Please also clearly specify that the transaction is not conditioned on the approval of resolutions five, six and seven.

In response to the Staff’s comment, the Company has revised its disclosure in note 10 of the EGM notice.

Questions and Answers about the Transactions and the Special Meetings, page 1

14.

You currently repeat information in your Q&A and Summary sections. The Q&A should not repeat any information that appears in the Summary, and the Summary should not repeat information in the Q&A. For purposes of eliminating redundancies, please view your Q&A and Summary as one section. For example, we note that you have a detailed description of the treatment of Eaton and Cooper equity awards in both the Q&A and Summary. When revising these

Securities and Exchange Commission

Attention: Craig Slivka

sections, please disclose procedural information about the proposals in the Q&A (i.e., voting procedures and appraisal rights) and substantive information about the terms of the merger in the Summary.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1 to 28 of Amendment No. 1.

Q: What is the Scheme of Arrangement?, page 2

15.	Please revise your disclosure to clarify whether the Irish High Court will have to approve the scheme of arrangement after the approval, if any, by Cooper shareholders.

In response to the Staff’s comment, the Company has deleted this language from the Q&A section and revised the disclosure related to this matter on page14 of Amendment No. 1.

16.	Please clarify your reference to the “Panel” in your discussion of a takeover offer. We presume you are referring to the Irish Takeover Panel.

In response to the Staff’s comment, the Company has deleted this language from the Q&A section but has revised its disclosure on page 14 of Amendment No. 1.

Q: What shareholder vote is required to adopt the various proposals at the Eaton special meetings?, page 4

Q: What shareholder vote is required to adopt the various proposals at the Cooper special meetings?, page 5

17.	The information presented in these sections is overly complex and repetitive. Please revise these sections to concisely present the votes required to adopt the proposals at each of the meetings.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 to 5 of Amendment No. 1, as well as on pages 51 to 52 of Amendment No. 1.

18.	Please revise your disclosure to provide the percentage of outstanding shares entitled to vote that are held by directors, executive officers and their affiliates. See Item 3(h) of Form S-4.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 5 of Amendment No. 1.

Securities and Exchange Commission

Attention: Craig Slivka

Q: What proposals are being voted on at the Cooper special meetings?, page 4

19.	Please revise your disclosure to concisely explain to shareholders the purpose of EGM Resolutions #2, #3 and #4.

In response to the Staff’s comment, the Company has revised its disclosure on pages 4,49 and 50 of Amendment No. 1.

Q: Why are there two Cooper special meetings?, page 7

20.	Please revise your disclosure to clarify that Cooper shareholders will be asked to approve the scheme of arrangement at both the court-ordered meeting and the EGM.

In response to the Staff’s comment, the Company has revised its disclosure on page 4 of Amendment No. 1.

Q: Why will the place of incorporation of New Eaton be Ireland?, page 11

21.	With respect to the first bullet point, please state clearly what you mean by “significantly enhanced global cash management and flexibility.” If you are referring to lower corporate tax rates, please state this point clearly.

In response to the Staff’s comment, the Company has revised its disclosure on page 7 of Amendment No. 1.

Summary, page 16

Opinion of Eaton’s Financial Advisors, page 23

22.	Please disclose the fees and the fact that the entire payment is contingent upon the closing of the transactions.

In response to the Staff’s comment, the Company has revised its disclosure on pages 19 and 20 of Amendment No. 1.

Opinion of Cooper’s Financial Advisor, page 24

23.	Please disclose the fees and the fact that the entire payment is contingent upon the closing of the transactions.

In response to the Staff’s comment, the Company has revised its disclosure on page 21 of Amendment No. 1.

Interests of Certain Persons in the Transaction, page 29

Securities and Exchange Commission

Attention: Craig Slivka

24.	Please quantify the benefits that the Eaton and Cooper directors and executive officers will receive as a result of their interests in the transaction. Please also quantify these amounts in your related risk factor on page 38.

In response to the Staff’s comment, the Company has added language on pages 21, 22 and 31 of Amendment No. 1 to indicate the disclosure it will make with respect to quantification of benefits that directors and executive officers of Eaton and Cooper will receive as a result of their interests in the transaction. The Company will quantify these amounts in a further amendment to the Registration Statement.

25.	Please revise here and elsewhere that the officers and directors of both companies will have interests in the transaction that are different from and in addition to the interests of other shareholders generally.

In response to the Staff’s comment, the Company has revised its disclosure throughout the document (e.g., see the letter to Eaton shareholders, the letter to Cooper shareholders and pages 6, 7, 19, 20, 21, 31, 51, 52, 88, 146, 147, 205 and 213 of Amendment No. 1).

26.	Please revise your disclosure regarding the acknowledgements entered into with Eaton’s executive officers regarding the change of control agreements. In particular, please specify whether the transaction does qualify as a change of control pursuant to such agreements. Further, we note your disclosure that the Eaton board of directors intends to waive the requirement to make lump sum payments under certain deferred compensation plans that would otherwise be triggered by the transaction. Please advise when the board of directors will waive such requirement. If the waiver is uncertain, please disclose the amount that may be paid under the deferred compensation plans. To the extent that payments will not be made under either the change of control agreements or deferred compensation plans, please remove these from the list of “interests” and discuss them in a separate paragraph in this section.

In response to the Staff’s comment, the Company has revised its disclosure on pages 21, 22 and 94 of Amendment No. 1.

Board of Directors and Management after the Transaction, page 30

27.	Please specify when you anticipate that the two Cooper directors that will serve on the New Eaton board will be selected. Please also refer to Rule 438 and provide the appropriate consents of the directors when they are selected, or tell us when and how you propose to update your filing to include this information. Please include similar disclosure in your related discussion on page 99.

In response to the Staff’s comment, the Company has revised its disclosure on pages 22 and 95 of Amendment No. 1. The Company supplementally advises the Staff that the two Cooper directors who will serve on the New Eaton board will be selected prior to the completion of the transaction, in accordance with the standards set forth by the governance committee of the Eaton board of directors.

Securities and Exchange Commission

Attention: Craig Slivka

The Company further advises the Staff that if either or both of these individuals are identified prior to effectiveness of the Registration Statement, the Company will include the appropriate disclosure in, and file the relevant consents with, the Registration Statement.

Regulatory Approvals Required, page 31

28.	Please update your disclosure regarding the waiting period under the HSR Act, which we note expired on July 12, 2012, as well as the status of approvals that are required in the various jurisdictions listed on page 31. Please include similar disclosure in your related discussion on page 100.

In response to the Staff’s comment, the Company has revised its disclosure on pages 24 and 97 of Amendment No. 1.

29.	Here or in your disclosure on page 100, please discuss more fully any required regulatory approvals and processes in Ireland. We note, for example, your discussion of the Irish High Court’s sanction of the scheme of arrangement and confirmation. Consider discussing whether new or additional business licenses or approvals are also required.

In response to the Staff’s comment, the Company has revised its disclosure on pages 24 and 97 of Amendment No. 1. The Company supplementally advises the Staff that, except as described in Amendment No. 1, no material new or additional Irish business licenses or approvals are required in connection with the transaction.

Expenses Reimbursement Agreement, page 34

30.	Please quantify the transaction-related costs for both Eaton and Cooper, to the extent possible. Please also quantify in U.S. dollars the maximum amount payable by Cooper to Eaton pursuant to the Expenses Reimbursement Agreement. Please also quantify these amounts in the related risk factor on page 37. We note, in particular, that various acquisition integration costs are disclosed in the Rule 2.5 Announcement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 27 and 30 of Amendment No. 1.

Financing Relating to the Transaction, page 34

31.

Please add a discussion quantifying the total indebtedness of New Eaton following the transaction, including the amount that you anticipate will be needed following the transaction for the combined company’s debt service obligations. Please also quantify the amount of the $6.75 billion bridge loan facility that you

Securities and Exchange Commission

Attention: Craig Slivka

expect to use to pay the cash component of the transaction and transactional expenses, as disclosed on page 126. Please also advise how you intend to repay the amount drawn under the bridge loan facility which is due within 364 days of the closing of the transaction. Please include similar disclosure in the related risk factors on page 39 and 40.

In response to the Staff’s comment, the Company has revised its disclosure on pages 27 and 33 of Amendment No. 1. The Company advises the Staff that the Company intends to later refinance the bridge loan through a new term debt issuance, use of cash on hand, and the possible sale of assets. The timing and pricing of the contemplated term debt issuance are subject to various market factors outside of the Company’s control. Accordingly, the Company is not currently able to accurately predict how much of the $6.75 billion bridge loan facility will be used to pay the cash component of the transaction and transactional expenses.

Comparison of the Rights of Holders of Eaton Common Shares and New Eaton Ordinary Shares, page 35

Comparison of the Rights of Holders of Cooper Ordinary Shares and New Eaton Ordinary Shares, page 35

32.	Please concisely summarize the material differences between the rights of shareholders of Eaton common shares and Cooper ordinary shares with shareholders of New Eaton ordinary shares. Please include similar disclosure in your related risk factor on page 41.

In response to the Staff’s comment, the Company has revised its disclosure on pages 28 and 35 of Amendment No. 1.

Risk Factors, page 36

New Eaton will seek Irish High Court approval of the creation of distributable reserves . . ., page 41

33.	Please revise this risk factor to include a materially complete discussion of the risks to shareholders if New Eaton does not obtain approval of the creation of distributable reserves, particularly in light of the record of past dividend payments. Please also specify that you do not expect to obtain approval of the Irish High Court until 15 weeks after completion of the transaction, as disclosed on page 148.

In response to the Staff’s comment, the Company has revised its disclosure on page 34 of Amendment No. 1.

Securities and Exchange Commission

Attention: Craig Slivka

The Transaction, page 62

The Merger and the Acquisition, page 62

34.	Your disclosure throughout this section should describe in sufficient detail why this transaction is being recommended to shareholders as opposed to any alternatives to such transaction, and why the transaction is being recommended at this time. The disclosure should also describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, and explain the material issues discussed and the positions taken by those involved in each meeting. The following comments provide some examples of where we believe you can enhance your disclosure. Please be advised that these comments are not exhaustive and that you should reconsider the background section in its entirety when determining where to augment your disclosure.

The Company acknowledges the Staff’s comment and has revised the disclosures in this section in response to this comment.

35.	Please expand your discussion to address Eaton’s reasons and rationale for the merger with Cooper. As currently drafted, the disclosure focuses mainly on Cooper’s efforts in recent years to pursue a business combination transaction with a large company in a similar industry.

In response to the Staff’s comment, the Company has revised its disclosure on page 56 of Amendment No. 1.

36.	Please expand your disclosure to discuss why Cooper and Eaton did not reach an agreement on the terms of a potential business combination following the discussion of a potential stock-for-stock acquisition in May through August of 2010. Please discuss whether it was due to the terms or the transaction, the timing of the transaction, or any other factors.

In response to the Staff’s comment, the Company has revised its disclosure on page 56 of Amendment No. 1.

37.	It appears from your disclosure that between October 2010 and October 2011 neither Cooper nor Eaton had any discussion regarding potential transactions. Please clarify, and revise your disclosure as necessary to include any material discussions that occurred during this time period.

In response to the Staff’s comment, the Company has revised its disclosure on page 57 of Amendment No. 1.

38.	Please explain why Mr. Hachigian called Mr. Cutler in February 2012 to discuss a possible business combination between Eaton and Cooper, including any particular reason for initiating discussions at that time.

Securities and Exchange Commission

Attention: Craig Slivka

In response to the Staff’s comment, the Company has revised its disclosure on page 57 of Amendment No. 1.

39.	Please briefly discuss the strategic rationale for the potential acquisition, the complementary nature of Eaton’s and Cooper’s businesses, and the certain financial and governance aspects of the transaction that were discussed at the Eaton board of directors meeting on April 5, 2012.

In response to the Staff’s comment, the Company has revised its disclosure on page 58 of Amendment No. 1.

40.	Please discuss why the Cooper board concluded on April 5, 2012 that Cooper management should continue to pursue and develop a transaction with Eaton.

In response to the Staff’s comment, the Company has revised its disclosure on page 58 of Amendment No. 1.

41.	We note that Mr. Cutler’s letter to Mr. Hachigian sent on April 5, 2012 assumed that the parent entity would be incorporated outside the United States. Please disclose how this assumption was made, including any discussions that took place regarding the reasons for, and benefits and risks or, incorporating outside the United States. Please also discuss any consideration given to the requirement under section 7874 of the Internal Revenue Code that former stockholders own less than 80% of New Eaton when determining the structure of the transaction.

In response to the Staff’s comment, the Company has revised its disclosure on page 58 of Amendment No. 1.

42.	Please discuss the specific strategic considerations that were reviewed at the Cooper board of directors meeting on April 9, 2012, as well as the alternatives considered by the board at such meeting and why such alternatives were not pursued.

In response to the Staff’s comment, the Company has revised its disclosure on page 59 of Amendment No. 1.

43.	Please discuss the specific reasons why the Cooper board of directors determined at the April 22 and 23, 2012 board meetings that Company A’s proposal was not attractive for “financial, operational and strategic reasons.” Please discuss the “various aspects of the potential transaction” that were discussed at the April 25, 2012 Eaton board meeting. Please do the same for the discussions occurring in previous years as well.

In response to the Staff’s comment, the Company has revised its disclosure on page 56 and 59 of Amendment No. 1.

Securities and Exchange Commission

Attention: Craig Slivka

44.	Please revise your disclosure regarding the negotiation of transaction documents to elaborate on the negotiation of the material terms of the merger agreement including the parties’ obligations with respect to financing the merger, the ability of Cooper to consider alternative proposals, the reimbursement of expenses and the obligation of either party to pay termination fees.

In response to the Staff’s comment, the Company has revised its disclosure on pages 60 and 61 of Amendment No. 1.

45.	Please discuss the specific impact on corporate governance that will result from the incorporation of New Eaton in Ireland that was discussed by the Eaton board and management on May 20, 2012.

In response to the Staff’s comment, the Company has revised its disclosure on page 62 of Amendment No. 1.

46.	Please specifically disclose any discussions relating to the indebtedness of New Eaton following the transaction, including any discussions relating to the requirement that the bridge loan be paid within 364 days of the close of the transaction, and any risks that the bridge loan may not be able to be refinanced on favorable terms.

In response to the Staff’s comment, the Company has revised its disclosure on page 60 of Amendment No. 1.

Recommendation of the Eaton Board of Directors and Eaton’s Reasons for the Transaction, page 68

47.	Please significantly expand your generalized discussion for the reasons and rationale behind the transaction, including addressing the basis for the expected synergies between Eaton and Cooper. We note in particular the detailed discussion of various expected synergies, including a breakdown of such synergies in years 2013-2016, as well as the expectation that the transaction will be accretive to earnings, that are included in the Rule 2.5 announcement and in the communications filed pursuant to Rule 425 on May 22 and 30, 2012. Further, we note that the disclosure makes general references to certain synergies such as “enhanced operational cost efficiencies and incremental revenue opportunities, as well as complementary “product lines and geographic scopes,” but the specifics of such efficiencies and opportunities, as well as how this supported the board’s recommendation of the transaction, is unclear. In your revised disclosure, please also include a discussion of the composition of the combined company, such as revenue mix and geographic sales. We note that such a discussion appears in your Rule 425 communications.

Securities and Exchange Commission

Attention: Craig Slivka

In response to the Staff’s comment, the Company has revised its disclosure on page 64 of Amendment No. 1.

Opinion of Eaton’s Financial Advisors, page 74

Comparable Company Analysis, page 80

Precedent Transaction Analysis, page 81

48.	We note that the financial advisors performed a Comparable Company Analysis and a Precedent Transaction Analysis. Please revise to provide the following information:

•	Disclose the methodology and criteria used in selecting these companies and transactions;

•	Disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so;

•	Disclose the size of each transaction in the Precedent Transaction Analysis; and

•	Provide additional disclosure about the underlying data used to calculate the Comparable Company Multiple Statistic Range and the LTM EBITDA multiples.

In response to the Staff’s comment, the Company has revised its disclosure on pages 75, 76, 77 and 78 of Amendment No. 1.

Precedent Premium Paid Analysis, page 83

49.	Please identify the precedent transactions that were used by the financial advisors in the analysis. Disclose whether any companies meeting the criteria set forth on page 83 were excluded from the analysis and the reasons for doing so.

In response to the Staff’s comment, the Company has revised its disclosure on page 78 of Amendment No. 1.

General, page 84

50.

Please revise your disclosure to discuss the method of selection of Citi and Morgan Stanley. Please also disclose the compensation to be received by Citi and Morgan Stanley in connection with financing the transaction, including in their roles as joint lead arrangers and joint book managers of the bridge credit facility and in connection with the refinancing of the revolving credit facilities and the

Securities and Exchange Commission

Attention: Craig Slivka

issuance of securities by Eaton. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

In response to the Staff’s comment, the Company has revised its disclosure on page 81 of Amendment No. 1.

51.	Please disclose the purpose of the potential additional $3 million fee.

In response to the Staff’s comment, the Company has revised its disclosure on pages 19 and 81 of Amendment No. 1.

Opinion of Cooper’s Financial Advisors, page 86

52.	We note that Goldman Sachs reviewed certain internal financial analyses and forecasts prepared by Eaton management. Please disclose the material financial forecasts used by Goldman Sachs that are necessary for shareholders to understand the disclosure in this section, as well as the bases for and the nature of the material assumptions used in such forecasts. Please also provide us supplementally with the internal financial analyses and forecasts.

The Company respectfully advises the Staff that it has not included the material financial forecasts as requested by the Staff’s comment because the inclusion of the material financial forecasts brings into conflict the regulatory regimes of the United States and Ireland. As further described below, relief would need to be obtained from the Irish Takeover Panel under the Irish Takeover Panel Act, 1997, Takeover Rules, 2007 (as amended) (the “Takeover Rules”) in connection with including certain of such forecasts in the definitive Registration Statement, and there is no assurance that such relief, if requested, would be obtained.

As Cooper is an Irish incorporated company, the acquisition of Cooper by Eaton is subject to the Takeover Rules, which contain a number of requirements with respect to disclosure of “profit forecasts” as such term is used in the Takeover Rules. In particular, Rule 28 of the Takeover Rules sets out detailed requirements which must be followed in respect of profit forecasts which are made publicly available in connection with an acquisition in which some or all of the consideration to be provided to shareholders of the target entity is capital stock of the acquirer, as is the case with the acquisition. In particular, Rule 28.3 of the Takeover Rules requires that profit forecasts made publicly available to shareholders must also be attested to by a registered public accounting firm and the financial advisers to the party providing the forecasts.

The financial forecasts used by Goldman Sachs with respect to both Cooper and Eaton cover the years 2012 through 2014. If the SEC requires the inclusion of forecasts in the Registration Statement, absent relief from the Irish Takeover Panel, compliance with the Takeover Rules in respect of profit forecasts will be required. We believe that reputable registered accountants likely will not attest to a profit forecast covering a three-year period (and in fact, to our knowledge, no reporting accountant or financial advisor has ever done so). Accordingly, the financial forecasts have not been disclosed in Amendment No. 1.

Simpson Thacher & Bartlett LLP, as counsel to Eaton, is submitting supplementally to the Staff under separate cover a copy of internal financial analyses and forecasts prepared by Eaton and provided to Cooper. Wachtell, Lipton, Rosen & Katz, as counsel to Cooper, is submitting supplementally to the Staff under separate cover a copy of internal financial analyses and forecasts prepared by Cooper.

Each of these submissions has been made together with a request that the submitted materials be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice of the Commission and pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act.

Securities and Exchange Commission

Attention: Craig Slivka

Selected Companies Analysis, page 88

Selected Precedent Transactions Analysis, page 89

53.	We note that Goldman Sachs performed a Selected Companies Analysis and a Selected Precedent Transactions Analysis. Please revise to provide the following information:

•	Disclose the methodology and criteria used in selecting these companies and transactions;

•	Disclose whether any companies meeting this criteria were excluded from the analysis and the reasons for doing so;

•	Disclose the size of each transaction in the Selected Precedent Transactions Analysis; and

•	Provide additional disclosure about the underlying data used to calculate the range of 2012 EV-EBITDA and 2012 E P/E as well as the LTM EBITDA multiples.

In response to the Staff’s comment, the Company has revised its disclosure on pages 84 to 85 of Amendment No. 1.

54.	Please revise the disclosure on page 91 to provide a quantitative description of the fees Goldman Sachs and its affiliates received, or are to receive, for services

Securities and Exchange Commission

Attention: Craig Slivka

provided to Cooper or its affiliates in the past two years. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

In response to the Staff’s comment, the Company has revised its disclosure on page 87 of Amendment No. 1.

Interests of Certain Persons in the Transaction, page 92

55.	We note that there are blanks in the disclosure indicating that you intend to provide this information in a future amendment. Please provide the information required by Item 402(t) of Regulation S-K in your next amendment. Please note that we may have additional comments.

In response to the Staff’s comment, the Company has revised its disclosure on pages 88 through 94 of Amendment No. 1. The Company respectfully advises the Staff that, while most of the relevant amounts have been included in Amendment No. 1, Cooper is still in the process of calculating certain of these amounts, and accordingly the remaining amounts will be included in the next amendment to the Registration Statement.

Tax Consequences to U.S. Holders of Holding Shares in New Eaton, page 108

Information reporting and backup withholding, page 110

56.	Please include discussion of the requirements of the Hiring Incentives to Restore Employment Act of 2010.

In response to the Staff’s comment, the Company has revised its disclosure on page 106 of Amendment No. 1.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 119

Unaudited Pro Forma Condensed Consolidated Statements of Income, page 120

57.	Since Cooper has discontinued operations for the year ended December 31, 2011, please retitle each pro forma net income and net income per common share line item here and throughout the filing to reflect that they are from continuing operations.

In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 1 (e.g., see pages 41, 116 and 125)

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 121

58.	Please revise the face of your pro forma balance sheet to present the debit to cash related to the debt incurred in adjustment 3(f). Please also separately

Securities and Exchange Commission

Attention: Craig Slivka

present the credit to cash in the same amount related to the cash consideration paid per Cooper share and paid for equity based compensation plans.

In response to the Staff’s comment, the Company has revised its disclosure on page 118 of Amendment No. 1.

59.	Please revise the shareholders’ equity section to disclose the number of historical common shares issued and outstanding as well as the number of combined pro forma issued and outstanding common shares as of March 31, 2012.

In response to the Staff’s comment, the Company has revised its disclosure on page 118 of Amendment No. 1.

Note 3. Pro Forma Transaction Adjustments, page 125

(f) Debt, page 126

60.	Please revise to indicate the expected term that the bridge loan will be outstanding. Please also revise to disclose the expected maturity date of your bridge loan as noted on page 147.

The Company supplementally advises the Staff that the Company is not currently able to predict the expected term of the bridge loan. The current maturity date of the bridge loan is the first anniversary of the closing date of the transactions contemplated by the transaction agreement, with all outstanding loans payable in full on such date.

The Transaction Agreement, page 130

61.	We note your disclaimer on page 134 stating that the representations and warranties in the transaction agreement “may be subject to a contractual standard of materiality different from those generally applicable to shareholders . . .” Please remove this disclaimer or revise it to remove any suggestion that the transaction agreement, including the representations and warranties in the agreement, do not constitute public disclosure under the federal securities laws.

In response to the Staff’s comment, the Company has revised its disclosure on page 131 of Amendment No. 1.

Description of New Eaton Ordinary Shares, page 154

Comparison of the Rights of Holders of Eaton Common Shares and New Eaton Ordinary Shares, page 169

Securities and Exchange Commission

Attention: Craig Slivka

Comparison of the Rights of Holders of Cooper Ordinary Shares and New Eaton Ordinary Shares, page 195

62.	Please remove the statements in these sections that the disclosure is qualified in its entirety by reference to the provisions of the OCGL and the Companies Acts. You may not qualify information in the prospectus by reference to information outside the prospectus. See Rule 411(a) of Regulation C.

In response to the Staff’s comment, the Company has revised its disclosure on pages 166 and 190 of Amendment No. 1.

Where You Can Find More Information, page 206

63.	We note you statement that all additional documents filed pursuant to Sections 14(a), 13(c), 15 or 15(d) after the date of the joint proxy statement/prospectus and prior to the earlier of the effective time and the termination of the transaction agreement shall be deemed incorporated by reference. Please revise to state that documents filed prior to the date of the Eaton and Cooper shareholder meetings will be incorporated by reference. See Item 11(b) of Form S-4.

In response to the Staff’s comment, the Company has revised its disclosure on page 203 of Amendment No. 1.

Audited Financial Statements

Note 5. Subsequent Events, page F-4

64.	Please disclose the specific date through which subsequent events have been evaluated. Please refer to ASC 855-10-50-1.

In response to the Staff’s comment, the Company has revised its disclosure on page F-4 of Amendment No. 1.

Exhibit 99.5

65.	Please ensure that the proxy card is marked is “preliminary” until the time that you file a definitive proxy statement. See Rule 14a-6(b).

In response to the Staff’s comment, the Company has revised its proxy card on Exhibit 99.5.

The Company acknowledges that:

Securities and Exchange Commission

Attention: Craig Slivka

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *    *

We thank you for your assistance in this matter. Please do not hesitate to call me at (212) 455-3443 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Marni J. Lerner
Marni J. Lerner